Exhibit (h)(9)

EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement (the “Agreement”), effective December 6, 2012, is made by and between RBC Funds Trust, a Delaware statutory trust (the “Trust”) on behalf of each of its series as listed on Schedule A (each a “Fund” or collectively, “Funds”), and the RBC Global Asset Management (U.S.) Inc., a Minnesota corporation (“RBC GAM (US)”).

R E C I T A LS

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

WHEREAS, the Trust is made up of the Funds and classes identified on Schedule A; and

WHEREAS, the Trust and RBC GAM (US) have entered into an Investment Advisory Agreement dated April 16, 2004 (the “Advisory Agreement”) and Administrative Services Agreement dated April 16, 2004 (the “Administrative Services Agreement”) pursuant to which RBC GAM (US) provides services to the Trust for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Trust and RBC GAM (US) have determined that it is appropriate and in the best interests of the Trust and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may otherwise be subject; and

WHEREAS, the Trust and RBC GAM (US) entered into an agreement regarding expense limitation for the Funds (the “Expense Limitation Agreement”) that is effective as of May 25, 2010; and

WHEREAS, the Trust and RBC GAM (US) amended the Expense Limitation Agreement on December 2, 2011; and

WHEREAS, the Trust and RBC GAM (US) wish to again amend and restate the Expense Limitation Agreement to provide certain clarifications, as approved by the Board of Trustees of the Trust (the “Board”).

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.	Expense Limitation.

1.1                Fund Operating Expenses; Excess Amount. To the extent that the “Annual Fund Operating Expenses” (within the meaning of Item 3 of Form N-l A) incurred by each Fund in any fiscal year, but excluding brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies, extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification, other expenses not incurred in the ordinary course of each Fund’s business and fees and expenses incurred indirectly by the Fund as a result of investment in shares of another investment company (“Fund Operating Expenses”), exceed the Operating Expense Limit (as defined in Section 1.2 below), RBC GAM (US) shall be obligated to reimburse each Fund for such excess amount (the “Excess Amount”).

1.2                Operating Expense Limit. The Operating Expense Limit in any fiscal year with respect to each Fund shall be the amount, expressed as a percentage of the average daily net assets of each Fund, set forth in Schedule A.

1.3                Method of Computation. To determine RBC GAM (US)’ obligation with respect to the Excess Amount, each day the Fund Operating Expenses for each Fund shall be annualized. If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit for the Fund, RBC GAM (US) shall remit to the respective Fund an amount that, together with any offset of waived or reduced advisory or administrative services fees, is sufficient to pay that day’s Excess Amount. Each Fund may offset amounts owed to the Fund pursuant to this Agreement against the fees payable to RBC GAM (US) pursuant to the Advisory Agreement or the Administrative Services Agreement.

1.4                Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the services fees waived or reduced and other payments remitted by RBC GAM (US) to the respective Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.	Recoupment of Fee Waivers and Expense Reimbursements.

2.1                Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses of a Fund for that day are less than the Operating Expense Limit, RBC GAM (US) shall be entitled to recoup from the Fund the services fees waived or reduced and other payments remitted by RBC GAM (US) to the respective Fund pursuant to Section 1 of this Agreement (the “Recoupment Amount”) during any of the previous twelve (12) months, to the extent that the respective Fund’s annualized Fund Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in Schedule A, provided that such amount paid to RBC GAM (US) will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped.

2.2                Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of the respective Fund for the prior fiscal year (including any recoupment payments with respect to such fiscal year) do not exceed the Operating Expense Limit.

3.                   Term and Termination of Agreement. This Agreement shall continue in effect until January 31, 2014 with respect to each Fund and shall continue in effect from year to year thereafter, unless and until revised or terminated as described below. RBC GAM (US) may revise or terminate the Agreement with respect to a Fund at the expiration of any one-year period by notifying the Fund of its intention to revise or terminate the Agreement at least thirty (30) days prior to the end of the one-year period. This Agreement may also be revised or terminated with respect to a Fund by the Board, if the Board consents to a revision or termination as being in the best interests of the Fund. In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement or the Administrative Services Agreement, unless such termination occurs in connection with a transfer of a relationship to an affiliate of RBC GAM (US).

4.                   Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

5.                   Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Minnesota shall otherwise govern the construction, validity and effect of this Agreement.

6.                   Amendments. This Agreement may be amended only by a written agreement signed by each of the parties.

7.                   Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all previous agreements and/or understandings of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the date first written above.

RBC FUNDS TRUST

By:	/s/ Kathleen Gorman
Name: Kathleen Gorman Title: President

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.

By:	/s/ Michael Lee
Name: Michael Lee Title: President

(h)(9)

Schedule A

Fund	Operating Expense Limit

RBC SMID Cap Growth Fund
Class A	1.35%
Class I	1.10%

RBC Micro Cap Value Fund
Class A	1.32%
Class I	1.07%

RBC Enterprise Fund
Class A	1.33%
Class I	1.08%

RBC Small Cap Core Fund
Class A	1.15%
Class I	0.90%

RBC Mid Cap Value Fund
Class I	0.90%